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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No. __________)*

                             Barry's Jewelers, Inc.
------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   068891308
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                                (CUSIP Number)

               Edward I. Tishelman, c/o Hartman & Craven LLP,
                               460 Park Avenue,
                              New York, NY 10022
                               (212) 753-7500
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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                January 2, 1997
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746 (12-91)

                                SCHEDULE 13D


CUSIP No. 068891308                                       Page 2 of 5 Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Gary Gelman
     SS No. ###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                (b) / /

3  SEC USE ONLY


4  SOURCE OF FUNDS*
     PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                            / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

                   7 SOLE VOTING POWER
                        326,100
 NUMBER OF
   SHARES          8 SHARED VOTING POWER
BENEFICIALLY            326,100
  OWNED BY
    EACH           9 SOLE DISPOSITIVE POWER
  REPORTING             326,100
   PERSON
    WITH          10 SHARED DISPOSITIVE POWER
                        ---

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     326,100

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.15%

14 TYPE OF REPORTING PERSON*
     IN



                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
           (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.
                                                                          2 of 7
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                                                                    Page 3 of 5

Item 1.  Security and Issuer

                  The undersigned's holdings of shares of common stock ("Stock") of Barry's Jeweler's Inc. (the "Company") as of January 7, 1997 is 326,100 shares, or 8.15% of the Company's issued and outstanding shares of Stock, as calculated by the 3,999,416 shares of Stock reported by the Company on its Form 10-Q for the period ending August 30, 1996.

Item 2.  Identity and Background

                  This statement is being filed by Mr. Gelman, a United States citizen whose business address is c/o American Claims Evaluation, Inc., One Jericho Plaza, Jericho, New York 11753. Mr. Gelman's principal occupation is as Chairman of the Board, President, Chief Executive and Chief Operating Officer of American Claims Evaluation, Inc., whose principal business is the verification of medical bills presented for payment to insurance companies and others and rendering services in the vocational rehabilitation of persons involved in workmen's compensation disabilities.

                  Mr. Gelman has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

                  The source of funds used was personal funds of the reporting person.

Item 4.  Purpose of Transaction

                  (a) The undersigned purchased the shares of Stock for investment. The undersigned may, at any time or from time to time, acquire additional shares of Stock, and expressly reserves the right, at any time or from time to time, to dispose of any or all of his shares of Stock.


                  (b)-(j)  Not Applicable.

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                                                                    Page 4 of 5

Item 5.  Interest in Securities of the Issuer

         (a) The aggregate number of the Company's shares of Stock beneficially owned by the undersigned on the close of business on the date set forth on the cover was 326,100, approximately 8.15% of the shares outstanding on that date, based upon the 3,999,416 shares of Stock reported by the Company to be issued and outstanding.

         (b) Number of Shares as to which, on the date referred to on the cover the undersigned had:

                  (i)      sole power to vote or to direct the
                           vote..........................................326,100

                  (ii)     shared power to vote or to direct the
                           vote..........................................326,100

                  (iii)    sole power to dispose or to direct the
                           disposition of................................326,100

                  (iv)     shared power to dispose or to direct the
                           disposition of....................................-0-

         (c) Other than as described hereinafter, there were no transactions in the Company's shares effected by the undersigned during the sixty day period preceding the date set forth on the cover.

                  Shares Purchased         Date           Price Per Share

                           80,000          1/6/97              $2.30
                           25,000          1/2/97              $2.27
                           25,000          1/2/97              $2.34
                           13,600          12/31/96            $2.27
                            5,000          12/27/96            $2.27
                            2,500          12/20/96            $2.22
                            5,000          11/21/96            $2.39
                            5,000          11/4/96             $2.33


                  (d)      Not applicable.

                  (e)      Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
                  with Respect to Securities of the Issuer

                  Not Applicable.

Item 7.  Material to Be Filed as Exhibits

                  Not Applicable.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 7, 1997

                                                       /s/Gary Gelman
                                                       ---------------
                                                       Gary Gelman